H.J. Helwerda*, B.Sc., P.Eng., FEC, FGC (Hon.), President
D.J. Carsted*, CD, B.Sc., P.Geol., Executive VP, CTO
C.P. Six*, B.Sc., P.Eng., VP, Unconventional
N.T. Stewart*, B.A.Sc., P.Eng., VP, Canada
S.W. Penell*, B.S., P.Eng., Manager, Engineering, International
A.A. Szabo*, B.Sc., P.Eng., Manager, Engineering, Canada
B.F. Jose, M.Sc., P.Geoph., VP, Geoscience, International
K.P. McDonald, B.Comm., CA, CFO
M.R. Van de Veen, QC, J.D., M.B.A., L.L.M., General Counsel,
                        Corporate Secretary

                                                                     *Directors

September 26, 2014

Hemisphere Energy Corporation
570, 789 West Pender St.
Vancouver, British Columbia
V6C 1H2

Re:	Evaluation of the P&NG Reserves of Hemisphere Energy Corporation (As of February 29, 2012) Constant Dollars

Attention:	Board of Directors of Hemisphere Energy Corporation

Sproule Associates Limited (“Sproule”) has conducted an evaluation of Hemisphere Energy Corporation (“Hemisphere” or the “Company”) proved crude oil, natural gas and natural gas products reserves of the Company’s interests in Alberta and British Columbia, Canada. Reserve volumes are estimated as at February 29, 2012. The completion date of our report is September 12, 2014. The properties evaluated were indicated to include 100% of the Company’s total proved interests in Canada. Reserve estimates provided herein were prepared in support of the Company’s year-end reserve reporting requirements under the US Securities Regulation S-K and for other internal business and financial needs of the Company.

Our evaluation was carried out in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (“FASB Standards”) and the legal requirements under the United States Securities and Exchange Commission (“SEC”).

Hemisphere Energy Corporation	2	September 26, 2014
Sproule Associates Limited

The following table sets forth the proved reserve estimates using constant prices and costs.

Table 1: Company Net Reserves (1)

				Natural Gas
	Light/Medium Oil	Heavy Oil	Natural Gas	Liquids	Oil Equivalent(2)
Canada	Mbbl	Mbbl	MMcf	Mbbl	Mboe
Proved Developed Reserves	0	158	293	5	212
Proved Non-Producing Reserves	0	44	0	0	44
Proved Undeveloped Reserves	0	75	0	0	75
Total Proved Reserves	0	277	293	5	331

Notes:
(1)	Net reserves include working interest after royalty deductions plus royalty interest reserves
(2)	Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per one barrel of oil equivalent

Estimates of crude oil, natural gas and natural gas products should be regarded only as estimates that may change as further production history and additional information become available. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

Data used in this evaluation was obtained from reviews with Hemisphere personnel, reviews of Hemisphere files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Hemisphere with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. Furthermore, if in the course of our examination something came to our attention, which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.

Hemisphere Energy Corporation	3	September 26, 2014
Sproule Associates Limited

Hemisphere has warranted in a representation letter to us that, to the best of the Hemisphere’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable crude oil, natural gas and natural gas products reserves and related future net cash flows, we consider many factors and make assumptions including:

  expected reservoir characteristics based on geological, geophysical and engineering assessments;
  future production rates based on historical performance and expected future operating and investment activities;
  future product prices adjusted for quality and transportation differentials based on historical data;
  future operating costs based on historical data;
  assumed effects of regulation by governmental agencies; and
  future development capital costs.

Our estimates are prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the reserves definitions and standards required by the United States SEC requirements. Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The methods used for the evaluation of Hemisphere’s reserves were production decline curve analysis and analogy with similar reservoirs. The assumptions, data, methods and procedures used are appropriate for the purpose served by this report. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. Sproule used all procedures and methods we consider necessary under the circumstances to prepare this report.

Hemisphere Energy Corporation	4	September 26, 2014
Sproule Associates Limited

As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report. The constant prices used in the Sproule report are as follows:

Table 2: Twelve month average SEC compliant constant pricing

Exchange Rate ($US/$Cdn)	1.01
WTI ($US/bbl)	97.30
Hardisty Lloydblend ($Cdn/bbl)	80.02
Butane Edmonton ($Cdn/bbl)	76.01
AECO Spot Natural Gas Price ($Cdn/MMBtu)	3.47
B.C. Westcoast Station 2 ($Cdn/MMBtu)	3.08
Average Realized Price by Hemisphere after location and quality differentials Oils ($Cdn/bbl)	77.93
Average Realized Price by Hemisphere after location and quality differentials Gas ($Cdn/bbl)	3.23
Average Realized Price by Hemisphere after location and quality differentials Butane ($Cdn/bbl)	76.01

The Average Realized Prices were taken from the total proved cash flow summaries after removing location and quality adjustments from the benchmark oil and gas prices. Blending of constant prices may result in the appearance of varying constant prices in the corporate cash flows.

Generally, operations are subject to various levels of government controls and regulations. These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time. Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally cannot be predicted. Changes in government regulations could affect reserves or related economics. In the regions that are currently being evaluated we believe we have applied existing regulations appropriately.

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by

Hemisphere Energy Corporation	5	September 26, 2014
Sproule Associates Limited

Hemisphere. We hereby consent to the references to our name and our third party report as well as the filing of our third party report as an exhibit to Hemisphere’s registration statement on Form 20-F.

Sproule has been performing independent reserve evaluations for over 60 years. Sproule Associates Limited is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and our permit number is P00417. All of the professionals involved in the preparation of this report have in excess of 5 years of experience in the evaluation of oil and gas properties. Mr. Richard A. Brekke, P.Eng., Manager, Engineering and Partner supervised the preparation of this report and has over 30 years of experience in the evaluation of oil and gas properties.

Sproule does not have any financial interest, including stock ownership, in Hemisphere. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Hemisphere and should not be used for purposes other than those for which it is intended. We reserve the right to revise any of the estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

If there are any questions, please contact Richard Brekke directly at 403-294-5526.

Sincerely,

SPROULE ASSOCIATES LIMITED

/s/ Richard A. Brekke
Richard A. Brekke, P.Eng.
Project Leader;
Manager, Engineering and Partner